UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2009

Commission File Number:  001-13944

NORDIC AMERICAN TANKER SHIPPING LIMITED
(Translation of registrant’s name into English)

LOM Building, 27 Reid Street, Hamilton, HM 11, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a press release of  Nordic American Tanker Shipping Limited, dated February 13, 2009, announcing its financial results for the fourth quarter of 2008.

Exhibit 1

Nordic American Tanker Shipping Ltd. (NYSE:NAT) – Announces Dividend and Earnings in respect of the 4th Quarter of 2008

Hamilton, Bermuda, February 13, 2009

Nordic American Tanker Shipping Ltd. (“NAT” or “the Company”) today announced its results for the 4th quarter of 2008. Based on its results for the quarter, the Company will pay a dividend of $0.87 per share on or about March 9, 2009 to shareholders of record as of February 25, 2009.  Following this dividend payment, the Company will have paid a dividend for 46 consecutive quarters since the autumn of 1997 when the first three vessels in the Company’s fleet were delivered and commenced operations.

In 4Q08 the spot Suezmax tanker market was well above the corresponding quarter in 2007.

The present instability in the international financial markets is continuing to be challenging for the shipping industry.  NAT has a very strong position in this environment. The Company has no debt, and at the time of this writing, an undrawn revolving credit facility of $500 million with a term up to September 2013. The Company received approximately $107 million in cash on January 15, 2009 from a follow-on offering of common shares of the Company. This provides NAT with enhanced financial flexibility going forward.

Our primary objective is to maximize total return to our shareholders including maximizing the quarterly cash dividend based upon our simple, transparent and predictable operating model.

The Company does not engage in any type of derivatives.

The Board of Directors is committed to continuing the Company’s full pay out dividend policy.

The Company has further acquisitions under evaluation and expects to continue to strengthen its position compared with that of its competitors.

Highlights:

•
The Board of Directors has declared a dividend of $0.87 per share in respect of 4Q08 – which is in line with the guidance the Company announced in its message of January 5, 2009. For the last four quarters, including the dividend to be paid for 4Q08, a total of $5.26 has been declared in dividend, which represents 16.0% of the average daily share price over the same period.

•	Net income for 4Q08 was $0.50 per share based on the number of shares outstanding during the quarter, 34,373,271, against $0.06 per share for 4Q07.

•
In 4Q08 total offhire was 40 days as a result of unplanned technical work on two vessels. No vessels were in drydock during 4Q08.  There are no further planned drydockings for any of the Company’s vessels until 2010 when one vessel is scheduled for drydocking.

•	On January 5, 2009, the Company announced that it had agreed to acquire a double-hull Suezmax tanker which is expected to be delivered to the Company on or about February 18, 2009.

•
On January 15, 2009 the Company completed an underwritten public offering of 3,450,000 common shares which strengthened its equity by more than $107 million in order to increase the capacity of the Company to make further accretive acquisitions.

•
Notwithstanding the volatility in the financial and commodities markets, the sound Suezmax tanker spot market has to date continued into 1Q09 up to the time of this writing. The Company does not predict future spot rates. So far in 2009 the spot tanker market has been positively impacted by the use of tankers for storage purposes.

Financial Information:

The Board has declared a dividend of $0.87 per share in respect of 4Q08. This compares with a dividend of $0.50 per share which was declared in respect of 4Q07. The amount of dividend per share is above all a direct reflection of the level of the spot tanker market during the relevant quarter and the number of shares outstanding. The weighted average number of shares outstanding for the 4th quarter was 34,373,271 - the same number of shares as at the end of September 30, 2008.

Following the payment of the dividend in respect of 4Q08, the Company has for the last four quarters  paid dividends in the aggregate of $5.26 per share, representing a yield of  16.0% per annum based on the average daily share price during 2008.

Net income for 4Q08 was $17.2 m, or $0.50 per share (EPS) compared to net income of $1.7m, or $0.06 per share for the 4Q07. The Company’s earnings per share for 4Q08 take into account the effect of loss of income of $0.05 per share related to the unplanned off hire mentioned above.

The Company’s operating cash flow1 was $30.2m for 4Q08, compared to $17.2m for 4Q07.

We consider our general and administrative costs per day per ship to be at a low level. We also continue to have a strong focus keeping the operating costs of our vessels low, while always emphasizing on safe vessel operations

As of the end of 4Q08, NAT does not have any net debt. At the time of this writing, the Company has not drawn on its $500 million revolving credit facility. The credit facility, maturing in September 2013, is not subject to reduction by the lenders and there is no repayment obligation during the term of the facility. The Company pays interest only on drawn amounts and a commitment fee for undrawn amounts.

The double hull Suezmax tanker which we agreed to acquire recently, is expected to be delivered to the Company on or about February 18, 2009. The acquisition is expected to be financed from the Company’s financial resources.  This vessel and the two new buildings can together be expected to increase the earnings and dividend capacity of the company by approximately 25%.

In order to increase further the capacity of the Company to make accretive acquisitions, the Company announced January 15, 2009 the closing of an offering of 3,450,000 common shares, including the exercise by the underwriters of an over-allotment option of 450,000 shares. The follow-on offering resulted in aggregate net proceeds to the Company, before expenses relating to the offering, of approximately $107 million. Following the offering, the Company has 37,893,679 common shares outstanding.

The offering together with the undrawn credit facility gives the Company a high degree of flexibility for future expansion.

__________________________
1 Operating cash flow is a non-GAAP financial term often used by investors to measure financial performance of shipping companies.  Operating cash flow represents income from vessel operations before depreciation and non-cash administrative charges.  Please see page 6 for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

We estimate that our average cash breakeven for our trading fleet of 12 vessels is below $10,000 per day per vessel. When the freight market is above this level, the Company can be expected to pay a dividend. The breakeven rate is the amount of average daily revenues for our vessels in the spot market which would cover our vessel operating expenses, voyage expenses, if any, cash general and administrative expenses, interest expense and other financial charges.

For further details on our financial position for the periods of 4Q08, 3Q08, 4Q07 and the years 2007 and 2008, please see later in this release.

The Fleet:

Eleven of the Company’s 12 trading vessels are employed in the spot market, while one vessel remains employed on a long-term fixed rate charter.

By way of comparison, in the autumn of 2004 the Company had three vessels; at the end of 2005 the Company had eight vessels; and at the end of 2006 the Company had 12 vessels. During 4Q08, we had 12 vessels in operation. With the two newbuildings announced in November 2007 and the acquisition of the existing Suezmax tanker expected to be delivered to the Company on or about February 18, 2009, the Company is expected to have a fleet of 15 vessels operating from April 2010 if no further acquisitions are made in the meantime.

Vessel	Dwt	Employment

Gulf Scandic	151,475	Long term fixed charter
Nordic Hawk	151,475	Spot
Nordic Hunter	151,400	Spot
Nordic Voyager	149,591	Spot
Nordic Fighter	153,328	Spot
Nordic Freedom	163,455	Spot
Nordic Discovery	153,328	Spot
Nordic Saturn	157,332	Spot
Nordic Jupiter	157,411	Spot
Nordic Cosmos	159,998	Spot
Nordic Moon	159,999	Spot
Nordic Apollo	159,999	Spot
Nordic Sprite	147,188	Expected spot following delivery on or about February 18, 2009
Nordic Galaxy	163,000	Delivery scheduled in 4Q09
Nordic Vega	163,000	Delivery scheduled by end April 2010
Total	2,341,979

No scheduled drydockings were undertaken during 4Q08. There are no further planned drydockings for our vessels until 2010 when one drydocking is expected to take place. During 4Q08 we had 40 days unscheduled off hire resulting from technical repairs to two vessels.  As of the time of this writing, the Company has had no off hire days for our vessels in 1Q09.

Financial Instability and the Tanker Market:

In our quarterly reports to shareholders we have often stressed the significance of the development of the world economy for the tanker industry.  The present downturn can be expected to influence our industry.  Production and consumption locations are of particular importance to our industry. Transportation volume times distance – or ton miles – is a key measurement.  Suezmax tanker rates are maintaining satisfactory levels to date in 2009 as indicated elsewhere in this report.

It is apparent that some shipping companies are now facing challenges when it comes to the financing of their large newbuilding programs, as shipping banks are more restrictive than before in granting credit. Such an environment offers the Company the opportunity to improve its relative competitive position.

While the recession evolving internationally can be expected to reduce the demand for transportation capacity, the demand side for tankers is impacted positively by the use of tankers as storage. Due to the so-called “contango” situation; i.e., the future oil price is above the current spot oil price, charterers may find it commercially worthwhile to purchase oil spot and store the oil in tankers while simultaneously selling the same oil for forward delivery. At the time of this writing market reports indicate that approximately 35 very large crude carriers (VLCCs) are being used for storage purposes, thereby reducing the supply of tanker tonnage for the time being. Whether this situation will last for a longer period or not can be expected to depend upon the development of the spot oil price compared with the future oil price.

On the supply side, it is expected that the current financial upheaval may delay deliveries of newbuildings and may also lead to the cancellation of newbuilding orders.  We may also see that shipping companies with high debt or other financial commitments may experience problems which could lead to foreclosures by lenders.

The average daily rate for our spot vessels was $40,157 per day net to us during 4Q08 compared with $27,322 for 4Q07.

Due to the extraordinary decrease in bunker prices during 4Q08, actual results achieved by our Company and other tanker owning companies with vessels in the spot market may differ substantially from results provided by indices such as IMAREX for the quarter. The actual results achieved by companies may also vary depending on the time of the bunker purchases.

The graph shows the average yearly spot rates for the past nine years as reported by R.S. Platou Economic Research a.s. The rates as reported by shipbrokers may also vary from the actual rates we achieve in the market.

Strategy going forward

We believe that the unique and transparent operating model of the Company is working to the benefit of shareholders.

The financial turmoil may represent attractive opportunities for our Company. We have further acquisitions under planning, but we are not rushing to expand.

Our policy is to grow when it is profitable and accretive to do so; that is, after an acquisition of vessels or other forms of expansion, the Company should be able pay a higher dividend per share and produce higher earnings per share than before such an event before taking into account any change in the spot rates. We believe that the recent acquisition referred to above is an example of such an accretive acquisition.

We believe that our full dividend payout policy, with high spot market exposure combined with a strong balance sheet should continue to enable us to achieve a competitive cash yield compared with that of other shipping companies.

In the midst of the international financial instability, it is our policy to keep our simple, transparent and predictable operating model. Going forward, we believe that our Company is well positioned.

* * * *

NORDIC AMERICAN TANKER SHIPPING LIMITED

Amounts in USD ‘000
	Three Months Ended			Twelve Months Ended
CONDENSED STATEMENTS OF OPERATION	Dec. 31, 2008 (unaudited)	Sep 30, 2008 (unaudited)	Dec. 31, 2007 (unaudited)	Dec. 31, 2008 (unaudited)	Dec. 31, 2007

NET VOYAGE REVENUE	40,510	67,316	26,859	217,950	139,864
OPERATING EXPENSES	(8,633)	(9,175)	(7,863)	(35,593)	*(32,124)
Vessel operating expenses	(12,553)	(12,359)	(11,234)	(48,284)	*(42,363)
Depreciation	(1,957)*	(2,985)*	(4,647)*	(12,785)	(12,132)
General and administrative costs	(23,143)	(24 519)	(23 744)	(96 662)	(86,619)
Income from vessel operation	17,367	42,797	3,115	121,288	53,245
Interest income	132	321	200	931	904
Interest expense	(301)	(434)	(1,640)	(3,374)	(9,943)
Net financial items	(168)	(113)	(1,440)	(2,443)	(9,039)
NET INCOME	17,198	42,684	1,675	118,844	44,206
Earnings per average number of shares	0.50	1.24	0.06	3.63	1.56
Weighted average number of shares	34,373,271	34,373,271	29,975,312	32,739,057	28,252,472
Common shares outstanding	34,373,271	34,373,271	29,975,312	34,373,271	29,975,312

*)
The G&A for the three months ended Dec. 31, 2008, Sep. 30, 2008 and Dec. 31, 2007 include non-cash charges of $0.3m, $1.2m and $2.9m respectively which are charges related to share based compensation, the 2004 Stock Option Plan and pension cost.

**)
The G&A for the twelve months ended Dec. 31, 2008 and 2007 include non-cash charges of $6.2m and $6.2m respectively which are charges related to share based compensation, the 2004 Stock Option Plan and pension cost.

CONDENSED BALANCE SHEETS	Dec. 31, 2008 (unaudited)	Dec. 31, 2007
Cash deposits	31,378	13,342
Accounts receivable *	40,335	14,489
Other current assets	22,406	16,972
Vessels	707,853	740,631
Other long term assets	11,906	19,194
Total Assets	813,878	804,628
Accounts payable	1,947	7,290
Accrued liabilities	4,267	17,068
Accrued long-term liability	4,078	2,665
Long-term debt	15,000	105,500
Shareholders’ equity	788,586	672,105
Total liablilities and shareholders’ equity	813,878	804,628

*)	The Accounts receivable (AR) constitutes ordinary accounts receivables, net earnings and voyages in progress at quarter end. The balance of the AR will vary with the level of the spot tanker market.

CONDENSED STATEMENTS OF CASH FLOW	Twelve Months Ended
	Dec. 31, 2008 (unaudited)	Dec. 31, 2007
OPERATING ACTIVITIES
Net cash from Operating Activitites	127,900	83,649
FINANCING ACTIVITIES
Net proceeds from sale of Common Stock	158,891	119,751
Proceeds from use of Credit Facility	25,000	55,000
Repayment of debt	(115,500)	(123,000)
Loan facility costs	(2,316)	(14)
Dividends paid	(165,886)	(107,349)
Net Cash provided by (used for) Financing Activities	(99,812)	(55,612)
INVESTING ACTIVITIES
Investment in Vessels	(10,053)	(8,424)
Deposit on Contract	0	(18,000)
Net cash used by investing activitites	(10,053)	(26,424)
Net Increase in Cash and Cash Equivalents	18,036	1,613
Beginning Cash and Cash Equivalents	13,342	11,729
Ending Cash and Cash Equivalents	31,378	13,342

NORDIC AMERICAN TANKER SHIPPING LIMITED
Reconciliation of non-GAAP financial measures
(Amounts in USD ‘000)

	Three Months Ended			Twelve Months Ended

	Dec. 31, 2008	Sep. 30, 2008	Dec. 31, 2007	Dec. 31, 2008	Dec. 31, 2007

Voyage revenue	40,872	69,202	40,174	228,000	186,986
Voyage expenses	(362)	(1,886)	(13,315)	(10,051)	(47,122)
Net voyage revenue (1)	40,510	67,316	26,859	217,950	139,864

	Three Months Ended
	Dec. 31, 2008	Sep. 30, 2008	Dec. 31, 2007

Income from vessel operations	17,367	42,797	3,115
Depreciation	12 ,53	12,359	11,234
Share Based Compensation/ Stock Option Plan/Pension Cost	300	1,217	2,890
Operating Cash Flow (2)	30,220	56,373	17,239

(1)
Net voyage revenues represents voyage revenues less voyage expenses such as bunker fuel, port fees, canal tolls and brokerage commissions. Net voyage revenues is included because certain investors use this data to measure a shipping company’s financial performance. Net voyage revenues is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Company’s performance required by accounting principles generally accepted in the United States.

(2)
Operating cash flow represents income from vessel operations before depreciation and non-cash administrative charges. Operating cash flow is included because certain investors use this data to measure a shipping company’s financial performance. Operating cash flow is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Company’s performance required by accounting principles generally accepted in the United States.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.  We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC’s petroleum production levels and world wide oil consumption and storage, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hire, failure on the part of a seller to complete a sale to us and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission, including the prospectus and related prospectus supplement, our Annual Report on Form 20-F, and our Reports on Form 6-K.

Contacts:

Scandic American Shipping Ltd
Manager for:
Nordic American Tanker Shipping Limited
P.O Box 56, 3201 Sandefjord, Norway
Tel: + 47 33 42 73 00 E-mail:  nat@scandicamerican.com

Rolf Amundsen, Investor Relations
Nordic American Tanker Shipping Limited
Tel: +1 800 601 9079 or + 47 908 26 906

Gary J. Wolfe
Seward & Kissel LLP, New York, USA
Tel: +1 212 574 1223

Turid M. Sørensen, CFO
Nordic American Tanker Shipping Limited
Tel:  + 47 33 42 73 00 or + 47 905 72 927

Herbjørn Hansson, Chairman and Chief Executive Officer
Nordic American Tanker Shipping Limited
Tel:  +1 866 805 9504 or + 47 901 46 291

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORDIC AMERICAN TANKER SHIPPING LIMITED
(registrant)

Dated: February 13, 2009	By:	/s/ Herbjørn Hansson
Herbjørn Hansson Chairman, Chief Executive Officer and President

SK 01318 0002 965712